UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-40238

Hywin Holdings Ltd.

F3, Hywin Financial Centre

8 Yincheng Mid. Road

Pudong New District, Shanghai 200120

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Hywin Holdings Reports Redemption Issues Relating to Certain Asset-Backed Products

SHANGHAI, China, December 14, 2023 (GLOBE NEWSWIRE) -- Hywin Holdings Ltd. (“Hywin”, or the “Company”) (NASDAQ: HYW), a leading independent wealth management service provider in China, today announced that redemption issues have been reported on certain asset-backed products previously distributed by the Company. The asset managers of these products were unable to reach an agreement with the relevant clients to defer redemption. While the Company acted only as distributor of these asset-backed products, the clients are now demanding repayment from the Company. Any failure to adequately deal with these redemption issues could materially and adversely affect our reputation, client relationship, business, financial condition and prospects. The Company has formed a special investigation committee comprised of members of senior management to oversee an internal investigation. The investigation is at a preliminary stage. Additional information concerning material developments of the investigation will be released by the Company in a timely manner.

About Hywin Holdings Ltd.

Hywin (NASDAQ: HYW) is a leading independent wealth management service provider in China focusing on providing asset allocation advisory services and comprehensive financial products to high-net-worth clients. The Company’s primary services are wealth management, asset management, other comprehensive financial services, and health management services. Wealth management is currently the Company’s largest business segment, in which its onshore and offshore solution platforms serve clients across generations. The Company also offers integrated and high-end health screening and health management services to high-net-worth clients in China, and aims to become a dual-platform serving clients across market cycles and life cycles. For more information, please visit https://ir.hywinwealth.com/.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “forecast,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Hywin Holdings Ltd.

Email: ir@hywinwealth.com

Media Contact:

ICR, LLC

Edmond Lococo

Phone: +86 138-1079-1408

Email: HywinPR@icrinc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hywin Holdings Ltd.

By:	/s/ Wang Dian
Name:	Wang Dian
Title:	Chief Executive Officer

Date: December 14, 2023